

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2013

Via E-mail
Alf Ragnar Løvdal
Chief Executive Officer
North Atlantic Drilling Ltd.
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton, HM 08 Bermuda

> **Re:** **North Atlantic Drilling Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed December 13, 2013**
> **File No. 333-185394**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed December 13 8, 2013**
> **File No. 333-185395**

Dear Mr. Løvdal:

We have reviewed your amended registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

Amendments No. 2 to Form F-1 and Form F-4 filed December 13, 2013

General

1.   As appropriate, please make corresponding changes to both documents.

Management, page 112 {Form F-1/A1}

2.   We note the revised and new disclosure you provided at page 40 and at pages 112 to 113.
        In those cases where they have concurrent job responsibilities with other companies,
        please specify in the revised biographical sketches how much time each officer is
        expected to devote to your business. We also reissue in part comment 2 from our letter to
        you dated December 5, 2013. Please revise the biographical sketches as necessary to
        cover the entire five-year period, leaving no gaps or ambiguities with regard to time. For
        example, specify the duration of assignments and titles held during the five-year period in
        each case, rather than simply listing together all employers during the period with no
        explanation as to when the job began or ended. Refer generally to Item 401(e) of
        Regulation S-K.

Financial Statements, page F-1

Statements of Operations, page F-2

3.   Please revise your earnings per share presentation here, and elsewhere throughout your
        filings, to eliminate the fractional cent amounts, and present all earnings per share
        amounts rounded to the nearest whole cent.

Exhibits

4.   Please file as an exhibit the amendment to your $335 million revolving credit facility
        executed on November 20, 2013. In addition, please file as an exhibit the $475 million
        secured term loan and revolving credit facility SFL Linus Ltd. entered into on October
        17, 2013.

Opinions by MJM Limited

5.   Each of the three newly filed opinions by Bermuda counsel includes the following
        statement: "This opinion is issued solely for the purposes of the filing of the Registration
        Statement by the Company and is not to be relied upon in respect of any other matter."
        Insofar as the latter portion of that statement purports to limit reliance, please obtain and
        file as exhibits such opinions without the referenced language. See Staff Legal Bulletin
        19 (Corp. Fin.) (October 14, 2011), at Section II.B.3.d ("The staff does not accept any
        limitation on reliance. Purchasers of the securities in the offering are entitled to rely on
        the opinion.").

Exhibit 8.1 (Form F-4/A2)

6.   Please obtain and file as an exhibit an opinion in which counsel specifies the monetary value of the common shares being registered, rather than simply referring to "up to $ of the Company's common shares."

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donald Delaney at (202) 551-3863 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
        Gary J. Wolfe
        Seward & Kissel LLP